

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Pankaj Mohan, Ph.D.
Chief Executive Officer
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, NJ 08540

   Re: Sonnet BioTherapeutics Holdings, Inc.
   Registration Statement on Form S-3
   Filed December 17, 2020
   File No. 333-251406

Dear Dr. Mohan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason L. Drory 202-551-8342 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Steven M. Skolnick, Esq.